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                          Filed by DTE Energy Company
                    Subject Company - MCN Energy Group Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                         Commission File No. 001-10070

                                 [DTE NOW LOGO]


      DTE ENERGY/MCN ENERGY TO RECEIVE FTC CLEARANCE FOR PENDING MERGER

DTE Energy and MCN Energy Group have been informed that the Federal Trade Commission (FTC) will announce shortly clearance for their proposed merger announced in October 1999. The action, which is available for public comment for a 30-day period, provides FTC authorization for the companies to close their transaction and places the companies yet another step closer to completing their merger and creating a new combined energy company under the DTE Energy name.

The proposed merger still awaits Securities and Exchange Commission (SEC) approval and approval by MCN shareholders of the recently amended merger agreement. The special meeting of MCN shareholders is expected to take place in the second quarter.

"While this transaction has taken longer than originally anticipated, this FTC action is a major step forward in this process and toward creating one of the region's premiere energy companies," said Tony Earley, DTE Energy chairman and chief executive officer. "We have spent more than a year developing and reviewing the synergies and processes that will establish this new entity as a solid player in the increasingly competitive energy market."

The FTC staff had initially raised concerns regarding possible competition between MichCon and Detroit Edison for a narrow class of electric displacement applications in their overlapping retail distribution area. The companies have entered into a consent decree with the FTC, under which MichCon will transfer a property interest in its pipeline capacity to a unit of Exelon Corp. under a previously announced contract. The contract, which allows Exelon to utilize natural gas transportation capacity on MichCon's system within the relevant distribution area, remains subject to consummation of the merger.

"The FTC's action comes as welcome recognition of the efforts of the team of employees who worked so diligently to craft a first-of-its-kind solution to the FTC's concerns" said Al Glancy, chairman and chief executive officer, MCN Energy Group. "For those who might believe otherwise, however, the FTC clearance was fully expected and did not factor into our decision to renegotiate the terms of our merger agreement. Uncertainty over the length of the Securities and Exchange Commission's review under the Public Utility Holding Company Act was the key factor in our board's decision to renegotiate."

With receipt of the FTC clearance, the companies now are in a position to step up integration efforts and take actions to realize merger synergies as soon as possible. While both companies hesitate to speculate on the timetable related to the remaining approval process, they have indicated that they would hope the merger could be completed this summer.

"We are confident that the strategic benefits encompassed by the merger and the increased value afforded both companies' shareholders are now well within reach," said Earley.


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Tomorrow's issue of MergerUpdate will provide more information on the timeline for HR transition milestones, including Position Mapping and ERO/VRO rollout dates.

DTE Energy has filed with the SEC a post-effective amendment to its registration statement on Form S-4. The post-effective amendment contains a proxy statement/prospectus and other documents related to the proposed merger between DTE Energy and MCN. Investors and security holders are urged to read the post-effective amendment containing the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders are able to receive the post-effective amendment containing the proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, and will be able to receive the final proxy statement/prospectus and other documents free of charge at the SEC's website, listed above, from DTE Energy Investor Relations at 2000 Second Ave., Detroit, Mich. 48226-1279 or from MCN Investor Relations at 500 Griswold St., Detroit, Mich. 48226. Information concerning the identity of the participants in the solicitation of proxies by the MCN board of directors and their direct or indirect interests, by security holdings or otherwise, may be obtained from the Secretary of MCN at the address listed above. This article will be filed with the SEC on March 22, 2001.

This article contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon the company's current estimates. Actual results may differ materially.

Employee Communications
Thursday, Mar. 22, 2001
9:15 a.m.


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